Exhibit 99.1

GCL Announces the Launch of ‘Mandragora: Whispers of the Witch Tree’

SINGAPORE and BUDAPEST, Hungary, April 17, 2025 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd (NASDAQ: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announces the launch of “Mandragora: Whispers of the Witch Tree,” a dark fantasy RPG game from Primal Game Studio, published in Asia by Knights Peak Interactive and digitally and physically distributed in Asia by GCL’s wholly-owned subsidiary, 4Divinity. 4Divinity is also the regional publisher for the upcoming PlayStation 5 and Nintendo Switch editions of the game. With over 40 hours of gameplay, deep character customization in six distinct classes, and a deep skill tree with hundreds of upgrades, Mandragora promises to be an immersive adventure.

Mandragora: Whispers of the Witch Tree trailer available here

Set in the bleak and enchanting world of Faelduum, Mandragora invites players to take on the role of an Inquisitor in a land where magic is forbidden and tyrannists rise from the shadows. Will you follow the law—or break it? The fate of the realm lies in your hands.

The game offers a unique blend of Soulslike combat with non-linear exploration, challenging battles, and narrative-rich RPG progression interwoven with a branching, choice-driven storyline written by Brian Mitsoda (Vampire: The Masquerade – Bloodlines) and an original soundtrack composed by Christos Antoniou, performed by the FILMharmonic Orchestra of Prague.

“We’re incredibly proud to help launch this bold new chapter in dark fantasy gaming. ‘Mandragora: Whispers of the Witch Tree’ isn’t just a game—it’s an experience shaped by the player’s narrative choices, with deep character customization in a richly immersive world. It’s a genre-defining RPG that invites players to create their own legend in the shadows,” said Sebastian Toke, Group CEO for GCL. “We’re especially excited to offer this journey to gamers across Asia, where storytelling and role-playing have such a passionate and vibrant following.”

With its immersive setting, challenging gameplay, and evocative storytelling, “Mandragora: Whispers of the Witch Tree” opens the gates to a fresh, new dark fantasy universe.

The game is now available on PC (via Steam, Epic Games Store, and GOG), PlayStation 5 (outside Asia), and Xbox Series X|S in both a Standard Edition and a Deluxe Edition, the latter featuring cosmetic bonuses, a companion creature, a digital soundtrack, and a digital artbook. 4Divinity plans to release the PlayStation 5 and Nintendo Switch versions in the third quarter of 2025 alongside the physical copies of the title.

For more updates, visit the official website and follow “Mandragora: Whispers of the Witch Tree” on social media.

About GCL Global Holdings Ltd

GCL Global Holdings Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com.

About 4Divinity

4Divinity is a digital and retail games publishing company focused on bringing exciting games content from around the world to Asia and introducing Asian content to a global market. Along with its sister company Epicsoft Asia, 4Divinity is partnering with publishers and development studios to introduce brand-new IP to the region. https://www.4divinity.com/

About Primal Game Studio

Primal Game Studio is an independent video game developer established by industry veterans in 2012. Headquartered in Budapest, they are a global team of over 60 passionate game makers for both PC and consoles aiming to build immersive universes across a broad variety of genres and themes.

About KNIGHTS PEAK INTERACTIVE

Knights Peak Interactive, a division of MY.GAMES, is a game publisher partnering with diverse developers worldwide. Committed to equality, it supports both emerging and established studios in reaching new heights in global markets and brand development. Knights Peak views games as portals to immersive stories, offering players a multitude of adventures in a welcoming environment. For details, visit: https://www.knightspeak.com

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the Company, GCL’s ability to scale and grow its business, the advantages and expected growth of the Company, and the Company’s ability to source and retain talent. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the recent business combination, filed by the Company with the SEC on December 31, 2024 and other documents which will be filed by the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson
crocker.coulson@aummedia.org
(646) 652-7185

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/600d7220-c68d-405b-aaa3-8846f8346cd3